EXHIBIT 99

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the Cleco Power 401(k) Savings and Investment Plan (the "Plan") for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kathleen F. Nolen, Chairman of the Retirement Committee of Cleco Corporation, Plan Administrator, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for plan benefits and changes in net assets available for plan benefits of the Plan, as of the dates and for the periods indicated.

/s/ Kathleen F. Nolen
Kathleen F. Nolen
Chairman of the Retirement Committee of
Cleco Corporation,
Plan Administrator

June 20, 2007

A signed original of this written statement required by Section 906 has been provided to Cleco Corporation and will be retained by Cleco Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.